SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ambrx Biopharma Inc.
(Name of Issuer)

Ordinary Shares, without par value
(Title of Class of Securities)

02290A102**
(CUSIP Number)

Abhishek Trehan

Darwin Global Management, Ltd.

Whiteley Chambers, Don Street

St. Helier, Y9 JE2 4TR

+44 2045 264400

with a copy to:

Eleazer Klein, Esq.
Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 23, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [x]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 02290A102 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the New York Stock Exchange under the symbol “AMAM.” Each ADS represents 7 Ordinary Shares.

CUSIP No. 02290A102	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Darwin Global Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 79,132,011 Ordinary Shares (represented by 11,304,573 ADSs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 79,132,011 Ordinary Shares (represented by 11,304,573 ADSs)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,132,011 Ordinary Shares (represented by 11,304,573 ADSs)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.5%
12	TYPE OF REPORTING PERSON CO, IA

CUSIP No. 02290A102	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Dr. Abhishek Trehan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Britain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 79,132,011 Ordinary Shares (represented by 11,304,573 ADSs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 79,132,011 Ordinary Shares (represented by 11,304,573 ADSs)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,132,011 Ordinary Shares (represented by 11,304,573 ADSs)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 02290A102	SCHEDULE 13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Darwin Global Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 73,370,479 Ordinary Shares (represented by 10,481,497 ADSs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 73,370,479 Ordinary Shares (represented by 10,481,497 ADSs)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,370,479 Ordinary Shares (represented by 10,481,497 ADSs)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 02290A102	SCHEDULE 13D	Page 5 of 7 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 4, 5, 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On May 23, 2023, Master Fund and the Managed Account (together, the "Purchasers") entered into a securities purchase agreement with the Issuer (the "Purchase Agreement"), pursuant to which the Issuer agreed, among other things and subject to the terms and conditions set forth in the Agreement, to sell and issue, and the Purchasers agreed to purchase, an aggregate of approximately $75 million of ADSs. The offering price per ADS was $13.93, which was based on the 5-day trailing VWAP of the ADSs. The transaction will close upon the satisfaction of all closing conditions, which is expected on or around June 30, 2023.

The foregoing summary of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the form of Purchase Agreement attached as Exhibit 99.2 hereto, and incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.
Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a)	The percentages used in this Schedule 13D are calculated based upon 386,606,014 Ordinary Shares outstanding as of May 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, filed with the Securities and Exchange Commission on May 11, 2023.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Shares and percentage of the Ordinary Shares beneficially owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

CUSIP No. 02290A102	SCHEDULE 13D	Page 6 of 7 Pages

(c)	No transactions in the ADSs or Ordinary Shares have been effected by any Reporting Person during the past sixty (60) days.

(d)	No person other than the Reporting Persons and the Managed Account is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Other than as described herein, including the information disclosed in Item 4 which is incorporated herein by reference, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.2:	Securities Purchase Agreement, dated as of May 23, 2023, by and between the Issuer and the Purchasers (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 25, 2025).

CUSIP No. 02290A102	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2023

DARWIN GLOBAL MANAGEMENT, LTD.

/s/ John Legge
Name: John Legge
Title: Director and Chief Financial Officer

/s/ Dr. Abhishek Trehan
DR. ABHISHEK TREHAN

DARWIN GLOBAL Master fund, LTD.
By: DARWIN GLOBAL MANAGEMENT, LTD, its investment manager

/s/ John Legge
Name: John Legge
Title: Director and Chief Financial Officer